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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


----------------------------------------------                                x
                                                                              ::
VANDERBILT INCOME AND GROWTH ASSOCIATES, L.L.C., and RALEIGH CAPITAL          :
ASSOCIATES L.P., individually, and derivatively on behalf of ARVIDA/JMB       :
PARTNERS, L.P.,                                                               :
                                                                              :
                     Plaintiffs,                                              :
                                                                              :
       - against -                                                            :
                                                                              :      C.A. No. ___________
ARVIDA/JMB MANAGERS, INC., JUDD D. MALKIN, NEIL G. BLUHM, BURTON E. GLAZOV,   :
STUART C. NATHAN, A. LEE SACKS, JOHN G. SCHREIBER, BSS CAPITAL II, L.L.C.,    :
STARWOOD CAPITAL GROUP I, L.P., STARWOOD/FLORIDA FUNDING, L.L.C., STARWOOD    :
OPPORTUNITY FUND, IV, L.P. and BARRY STERNLICHT,                              :
                                                                              :
                     Defendants,                                              :
                                                                              :
       - and -                                                                :
                                                                              :
ARVIDA/JMB PARTNERS, L.P.,                                                    :
                                                                              ::
                     Nominal Defendant.                                       ::
                                                                              :
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                                                                              x

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                    MOTION FOR A TEMPORARY RESTRAINING ORDER

       Plaintiffs hereby move the Court, pursuant to Chancery Court Rule 65, for a Temporary Restraining Order in the form attached hereto, preserving the status quo and temporarily restraining the defendants, their agents, servants, employees, and attorneys, and all other persons in active concert or participation with them, from consummating the financing transaction pursuant to which Starwood/Florida Funding, L.L.C. or an affiliate is to make a secured loan to Arvida/JMB Partners, L.P. (the "Partnership") in the approximate amount of $160 million (the "Financing").

       Grounds for this motion are as follows:

       95. This is a classic case of a general partner ("Managers") which has used the Partnership primarily for its own benefit, contrary to the interest of Holders of Limited Partnership Interests ("Unitholders"). Then, when faced with a third party Tender Offer for Units, which might result in the removal of Managers and the substitution of a new general partner, Managers schemed with a third party "White Knight" to thwart the Unitholders' right to replace the general partner.

       96. Since the inception of the Partnership, Managers and its affiliates (which invested only $2,000 in the Partnership) have received from the Partnership aggregate fees, disbursements and other payments in excess of $118,000,000, while the Unitholders, which invested $1000 per Unit, have not recouped and never will recoup their investment, and have received distributions on a sporadic basis averaging only approximately 4.2% per year. In 1995 alone, Managers and its affiliates were paid aggregate fees, disbursements and revenues in excess of $7,000,000 or a 3,500% return on their investment, while Unitholders received only a 1.3% return.

       97. A Temporary Restraining Order preventing Managers from completing this scheme is necessary to protect the rights of the Unitholders, including plaintiffs. Defendants cannot be prejudiced by a short delay to allow this Court to have a hearing on the merits, and to decide whether or not the Partnership should be allowed to be burdened by their scheme -- which Managers is rushing to complete notwithstanding that it has until December 1, 1996 to close the Financing.

       98. In contrast, the prejudice to the Unitholders, if Managers is permitted to consummate the scheme by executing the Financing Agreement, is enormous.

       99. The terms of the Financing Agreement to be entered between the Partnership and various Starwood entities controlled by Barry Sternlicht -- a long time friend and business associate of Managers -- provide for an exorbitantly costly interest rate, much higher than what is presently available in the market for similar financings. Indeed, Paine Webber has advised in writing that it is seriously interested in providing similar financing at substantially lower cost to the Partnership.

       100. The Financing Agreement contains covenants which will substantially diminish and possibly preclude distributions to Unitholders, beyond a one-time distribution of $350 per Unit (which is substantially below the value of each Unit), while permitting defendants and their affiliates to continue to receive substantial fees and other compensation from the Partnership. It also contains covenants for excessive prepayment penalties and yield maintenance obligations which will impose substantial additional financial burdens on the Partnership. Further the Financing Agreement contains provisions akin to a "poison pill," imposing substantial financial liability on the Partnership, if the Unitholders exercise their right under the Partnership Agreement to remove Managers as the general partner.

       101. It is believed that the closing of the Financing is to occur as early as October 1, 1996. It thus is essential that a Temporary Restraining Order be granted immediately in order to preserve the status quo. Once the Financing is consummated and the Partnership receives the $160 million proceeds thereof, it will be in a position to immediately distribute to Unitholders (a diverse group of public investors) the $350 per Unit distribution (more than $141 million in total) which Managers has touted as the ostensible reason for the Financing. Managers and its affiliates also would receive a distribution from such proceeds in the
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amount of approximately $8 million.  If that were to occur, it almost certainly would be beyond the practical ability of the Court to undo the transaction, if it ruled that the Financing was improper.

       102. The grounds for this motion are set forth in more detail in the Verified Complaint and the Affidavit of Michael L. Ashner filed contemporaneously herewith.



Dated: September 27, 1996
                                                  /s/Raymond J. DiCamillo
                                                  -----------------------
                                                  Gregory P. Williams
                                                  Robert J. Stearn, Jr.
                                                  Raymond J. DiCamillo
                                                  Richards, Layton & Finger
                                                  One Rodney Square
                                                  P.O. Box 551
                                                  Wilmington, Delaware 19899
                                                  (302) 658-6541
                                                    Attorneys for Plaintiffs

OF COUNSEL:
----------

Gerald Walpin
Arthur S. Linker
Rosenman & Colin LLP
575 Madison Avenue
New York, New York 10022